Prospectus Supplement No. 3	Filed Pursuant to Rule 424(b)(3)
to Prospectus dated October 6, 2021	Registration No. 333-259895

Li-Cycle Holdings Corp.

Primary Offering of

23,000,000 Common Shares

Secondary Offering of

116,046,198 Common Shares

8,000,000 Warrants to Purchase Common Shares and

8,000,000 Common Shares Issuable upon Exercise of Warrants

This Prospectus Supplement No. 3 supplements the Prospectus dated October 6, 2021 (the “Prospectus”) of Li-Cycle Holdings Corp., an Ontario corporation (“we” or the “Company”), that forms a part of the Company’s Registration Statement on Form F-1 (File No. 333-259895). This Prospectus Supplement No. 3 is being filed to update and supplement certain information contained in the Prospectus with the information contained in our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 27, 2021. This Prospectus Supplement No. 3 should be read in conjunction with the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in the section titled “Risk Factors” beginning on page 17 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 27, 2021

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021.

Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.

207 Queen’s Quay West, Suite 590

Toronto, ON M5J 1A7

(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Redemption of Warrants

On December 27, 2021, Li-Cycle Holdings Corp. (the “Company”) issued a press release announcing the redemption (the “Redemption”) of all of its outstanding warrants to purchase common shares of the Company that were issued under the Warrant Agreement, dated September 23, 2020, by and between Peridot Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent, as amended by the Warrant Amendment Agreement, dated as of August 10, 2021 by and between the Company and Continental Stock Transfer & Trust Company. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

A copy of the Notice of Redemption delivered by the Company related to the Redemption is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Neither this Current Report on Form 6-K, the press release attached hereto as Exhibit 99.1 nor the Notice of Redemption attached hereto as Exhibit 99.2 constitutes an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press Release dated December 27, 2021.

99.2	Notice of Redemption dated December 27, 2021.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director

Date: December 27, 2021

Exhibit 99.1

Li-Cycle Announces Redemption of All Outstanding Warrants

Holders may Elect to Surrender their Warrants on a “Make-Whole Exercise”

Prior to the Redemption Date of January 26, 2022

TORONTO, Ontario (December 27, 2021) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), an industry leader in lithium-ion battery resource recovery and recycling in North America, today announced that it will redeem all of its warrants (the “Warrants”) to purchase common shares of the Company (the “Common Shares”) that remain outstanding at 5:00 p.m. New York City time on January 26, 2022 (the “Redemption Date”) for a redemption price of $0.10 per Warrant.

The Warrants are listed on the New York Stock Exchange and governed by a Warrant Agreement (the “Warrant Agreement”), dated as of September 23, 2020, by and between Peridot Acquisition Corp. (“Peridot”) and Continental Stock Transfer & Trust Company (“CST”), as warrant agent (the “Warrant Agent”), as amended by a warrant amendment agreement dated August 10, 2021 between the Company (as successor to Peridot) and CST. Under the Warrant Agreement, there were 15,000,000 warrants originally issued pursuant to Peridot’s initial public offering (the “Public Warrants”) and 8,000,000 warrants originally issued in a private placement to Peridot Acquisition Sponsor, LLC concurrently with the closing of Peridot’s initial public offering (the “Private Placement Warrants”).

The Warrant Agreement provides that the Company is entitled to redeem all of the outstanding Public Warrants at the redemption price of $0.10 per Public Warrant where: (i) the last reported sales price of the Common Shares for any twenty trading days within the thirty trading-day period ending on the third trading day prior to the date on which notice of the redemption is given (the “Reference Value”) equals or exceeds $10.00 per share, and (ii) if the Reference Value is less than $18.00 per share, the Private Placement Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants. The Reference Value currently equals or exceeds $10.00 per share and is less than $18.00 per share, such that the Company is entitled to call the Warrants for redemption. At the direction of the Company, the Warrant Agent has delivered today a notice of redemption (the “Notice of Redemption”) to each of the registered holders of the outstanding Warrants.

At any time after the Notice of Redemption has been delivered and prior to 5:00 p.m. New York City time on the Redemption Date, the Warrants may be: (1) exercised by the Warrant holders for cash, at an exercise price of $11.50 per Common Share, or (2) surrendered by the Warrant holders on a “cashless basis” (a “Make-Whole Exercise”), in which case the surrendering holder will receive a number of Common Shares determined in accordance with the terms of the Warrant Agreement and based on: (i) the period of time between the Redemption Date and the expiration of the Warrants, and (ii) the “redemption fair market value” (being the volume-weighted average price of the Common Shares for the ten trading days immediately following the date of the Notice of Redemption) (the “Redemption Fair Market Value”). The Company will provide holders notice of the Redemption Fair Market Value no later than January 11, 2022). In no event will the number of Common Shares issued in connection with a surrender of Warrants on a Make-Whole Exercise as described above exceed 0.361 Common Shares per Warrant.

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Any Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the redemption price of $0.10 per Warrant.

The Common Shares underlying the Warrants have been registered by the Company under the Securities Act of 1933, as amended, and are covered by a registration statement filed on Form F-1 with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-259895). The SEC maintains an Internet website that contains a copy of this prospectus, at www.sec.gov. Alternatively, you can obtain a copy of this prospectus on the Investor Relations section of the Company’s website, at https://investors.li-cycle.com.

None of the Company, its board of directors or employees has made or is making any representation or recommendation to any holder of the Warrants as to whether to exercise or refrain from exercising any Warrants.

This press release does not and will not constitute an offer to sell, or the solicitation of an offer to buy, the Warrants, the Common Shares, or any other securities, nor will there be any sale of the Warrants, the Common Shares or any such other securities, in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful.

Additional information regarding this announcement may be found in a Form 6-K that will be filed with the U.S. Securities and Exchange Commission and a material change report that will be filed with the Ontario Securities Commission.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

CONTACTS

Investor Relations

Nahla A. Azmy

investors@li-cycle.com

Press

Sarah Miller

media@li-cycle.com

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Forward-Looking Statements

Certain statements contained in this communication may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1993, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “will”, “expect”, “plan”, “potential”, “future”, “continuing” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements may include, for example, statements about the future financial performance of Li-Cycle. These statements are based on various assumptions, whether or not identified in this communication, which Li-Cycle believes are reasonable in the circumstances. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled “Risk Factors” in its final prospectus dated August 10, 2021 filed with the Ontario Securities Commission in Canada and the Form 20-F filed with the U.S. Securities and Exchange Commission, and in other filings made by Li-Cycle with securities regulatory authorities. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

In addition, forward-looking statements contained in this communication reflect Li-Cycle’s expectations, plans or forecasts of future events and views as of the date of this communication. Li-Cycle anticipates that subsequent events and developments could cause Li-Cycle’s assessments, expectations, plans and forecasts to change. While Li-Cycle may elect to update these forward-looking statements at some point in the future, Li-Cycle has no intention and undertakes no obligation to do so, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessments as of any date subsequent to the date of this communication. Li-Cycle’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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Exhibit 99.2

December 27, 2021

NOTICE OF REDEMPTION OF ALL OUTSTANDING

PUBLIC WARRANTS (CUSIP 50202P113) AND PRIVATE WARRANTS

Dear Warrant Holder,

Li-Cycle Holdings Corp. (the “Company”) hereby gives notice that it is redeeming, at 5:00 p.m. New York City time on January 26, 2022 (the “Redemption Date”), all of the Company’s outstanding warrants (the “Public Warrants”) to purchase Common Shares of the Company (the “Common Shares”), that were issued under the Warrant Agreement, dated September 23, 2020, by and between Peridot Acquisition Corp. and Continental Stock Transfer & Trust Company (“CST”), as warrant agent, as amended by the Warrant Amendment Agreement, dated as of August 10, 2021 (together, the “Warrant Agreement”), by and between the Company and the Warrant Agent for a redemption price of $0.10 per Public Warrant (the “Redemption Price”). In addition, the Company will redeem all of its outstanding warrants to purchase Common Shares that were issued under the Warrant Agreement in a private placement (the “Private Warrants” and, together with the Public Warrants, the “Warrants”) on the same terms as the outstanding Public Warrants.

Under the terms of the Warrant Agreement, the Company is entitled to redeem all of the outstanding Public Warrants at a redemption price of $0.10 per Public Warrant if (i) the last reported sales price of the Common Shares for any twenty trading days within the thirty-day trading period ending on the third trading day prior to the date on which a notice of redemption is given (the “Reference Value”) equals or exceeds $10.00 per share and (ii) if the Reference Value is less than $18.00 per share, the Private Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants. At the direction of the Company, the Warrant Agent has delivered a notice of redemption to each of the registered holders of the outstanding Warrants.

The Warrants may be exercised by the holders thereof until 5:00 p.m. New York City time on the Redemption Date to purchase fully paid and non-assessable Common Shares underlying such Warrants. At any time after this notice of redemption has been delivered and prior to 5:00 p.m. New York City time on the Redemption Date, Warrant holders may elect to (i) exercise their Warrants for cash, at an exercise price of $11.50 per Common Share (the “Cash Exercise Price”) or (ii) surrender their Warrants on a “cashless basis” (a “Make-Whole Exercise”) in which case the surrendering holder will receive a number of Common Shares to be determined in accordance with the terms of the Warrant Agreement and based on the Redemption Date and the volume weighted average price (the “Redemption Fair Market Value”) of the Common Shares during the 10 trading days immediately following the date on which this notice of redemption is sent to holders of Warrants. The Company will provide holders the Redemption Fair Market Value no later than one business day after such 10-trading day period ends. In no event will the number of Common Shares issued in connection with a surrender on a cashless basis exceed 0.361 Common Shares per Warrant. If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, be entitled to receive a fractional interest in a Common Share, the number of shares the holder will be entitled to receive will be rounded down to the nearest whole number of shares.

The Warrants and the Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbols “LICY” and “LICY.WS,” respectively. On December 23, 2021, the closing price of the Warrants was $2.43 and the closing price of the Common Shares was $10.05. We understand from the NYSE that January 25, 2022, the trading day prior to the Redemption Date, will be the last day on which the Warrants will be traded on the NYSE.

TERMS OF REDEMPTION; CESSATION OF RIGHTS

The rights of the Warrant holders to exercise their Warrants will terminate immediately prior to 5:00 p.m. New York City time on the Redemption Date. At 5:00 p.m. New York City time on the Redemption Date and thereafter, holders of unexercised Warrants will have no rights with respect to those Warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Warrants in “street name.” We encourage you to consult with your broker, financial advisor and/or tax advisor to consider whether or not to exercise your Warrants.

The Company is exercising this right to redeem the Warrants pursuant to Section 6.2 of the Warrant Agreement. Pursuant to Section 6.2 of the Warrant Agreement, the Company has the right to redeem all of the outstanding Public Warrants if (i) the Reference Value equals or exceeds $10.00 per share and (ii) if the Reference Value is less than $18.00 per share, the Private Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants.

The last sales price of the Common Shares has equaled or exceeded $10.00 per share and less than $18.00 per share on each of 20 trading days within the 30-day trading period ending on December 21, 2021 (which is the third trading day prior to the date of this notice of redemption).

EXERCISE PROCEDURE

Warrant holders have until 5:00 p.m. New York City time on the Redemption Date to exercise their Warrants to purchase Common Shares. Payment upon exercise of the Warrants may be made either (i) in cash, at the Cash Exercise Price or (ii) on a “cashless basis” in which the surrendering holder will receive a number of Common Shares to be determined in accordance with the terms of the Warrant Agreement and based on the Redemption Date and the Redemption Fair Market Value. The Company will notify holders as to the Redemption Fair Market Value no later than one business day after the relevant 10-trading day period ends. In no event will the number of Common Shares issued in connection with a surrender on a cashless basis exceed 0.361 Common Shares per Warrant. If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, be entitled to receive a fractional interest in a Common Share, the number of shares the holder will be entitled to receive will be rounded down to the nearest whole number of shares.

Payment of the Cash Exercise Price may be made by wire transfer of immediately available funds. Wire instructions will be provided to the Depository Trust Company and will otherwise be provided upon request.

Those who hold their Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Warrants.

Persons who are holders of record of their Warrants may exercise their Warrants by sending (1) the warrant certificate representing the Warrants being exercised (a “Warrant Certificate”), (2) a fully and properly completed “Election to Purchase” (a form of which is attached hereto as Annex A), duly executed and indicating, among of things, the number of Warrants being exercised and whether such Warrants are being exercised for cash or surrendered on a cashless basis, and (3) if exercised for cash, payment in full of the Cash Exercise Price via wire transfer or other method of payment permitted by the Warrant Agreement to the Warrant Agent at: Continental Stock Transfer & Trust Company, LLC, One State Street, 30th Floor, New York, New York 10004, Attention: Compliance Department.

The method of delivery of the Warrants is at the option and risk of the holder, but if mail is used, registered mail properly insured is suggested.

The Warrant Certificate, the fully and properly completed Election to Purchase and, if the applicable Warrants are exercised for cash, payment in full of the Cash Exercise Price must be received by Continental Stock Transfer & Trust Company prior to 5:00 p.m. New York City time on the Redemption Date. Subject to the following paragraph, any failure to deliver the Warrant Certificate, a fully and properly completed Election to Purchase or, if the applicable Warrants are exercised for cash, the payment in full of the Cash Exercise Price before such time will result in such holder’s Warrants being redeemed and not exercised.

WARRANTS HELD IN STREET NAME

For holders of Warrants who hold their warrants in “street name,” broker-dealers shall have two business days from the Redemption Date, or 5:00 p.m. New York City time on January 28, 2022, to deliver the Warrants to the Warrant Agent provided that a Notice of Guaranteed Delivery and, in the case of a cash exercise, payment in full of the Cash Exercise Price, is received by the Warrant Agent prior to 5:00 p.m. New York City time on the Redemption Date. Any such Warrant received without the Election to Purchase or the Notice of Guaranteed Delivery having been duly executed and fully and properly completed or, in the case of a cash exercise, without the payment in full of the Cash Exercise Price will be deemed to have been delivered for redemption (at $0.10 per Warrant), and not for exercise.

PROSPECTUS

A prospectus (and the supplements thereto) covering the Common Shares issuable upon the exercise of the Warrants is included in a registration statement filed with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-259895) (the “SEC”). The SEC also maintains an Internet website that contains a copy of this prospectus (and the supplements thereto). The address of this site is www.sec.gov. Alternatively, to obtain a copy of the prospectus (and the supplements thereto), please visit our website at http://www.li-cycle.com/.

REDEMPTION PROCEDURE

Payment of the Redemption Price will be made by the Company upon presentation and surrender of a Warrant for payment after 5:00 p.m. New York City time on the Redemption Date. Those who hold their shares in “street name” should contact their broker to determine their broker’s procedure for redeeming their Warrants.

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Any questions you may have about redemption and exercising your Warrants may be directed to the Warrant Agent at its address and telephone number set forth above.

Sincerely,

Li-Cycle Holdings Corp.

/s/ Carl De Luca
Carl DeLuca
General Counsel & Corporate Secretary

Annex A

ELECTION TO PURCHASE

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive [        ] Common Shares and herewith tenders payment for such Common Shares to the order of Li-Cycle Holdings Corp. (the “Company”) in the amount of $[        ] in accordance with the terms hereof. The undersigned requests that a certificate for such Common Shares be registered in the name of [                    ], whose address is [                    ] and that such Common Shares be delivered to [                    ] whose address is [                    ]. If said [            ] number of Common Shares is less than all of the Common Shares purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such Common Shares be registered in the name of [                    ], whose address is [                    ] and that such Warrant Certificate be delivered to [                    ], whose address is [                    ].

In the event that the Warrant has been called for redemption by the Company pursuant to Section 6.2 of the Warrant Agreement and a holder thereof elects to surrender its Warrant pursuant to a Make-Whole Exercise, the number of Common Shares that the holder shall receive shall be determined in accordance with subsection 3.3.1(c) or Section 6.2 of the Warrant Agreement, as applicable.

In the event that the Warrant is a Private Placement Warrant that is to be surrendered on a “cashless basis” pursuant to subsection 3.3.1(c) of the Warrant Agreement, the number of Common Shares to be issued in connection with a surrender of this Warrant shall be determined in accordance with subsection 3.3.1(c) of the Warrant Agreement.

In the event that the Warrant is to be surrendered on a “cashless basis” pursuant to Section 7.4 of the Warrant Agreement, the number of Common Shares to be issued in connection with a surrender of this Warrant for shall be determined in accordance with Section 7.4 of the Warrant Agreement.

In the event that the Warrant may be surrendered, to the extent allowed by the Warrant Agreement, on a cashless basis (i) the number of Common Shares to be issued in connection with a surrender of this Warrant would be determined in accordance with the relevant section of the Warrant Agreement which allows for such surrender on a cashless basis and (ii) the holder hereof shall complete the following: The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, through the provisions of the Warrant Agreement permitting the surrender of this Warrant on a cashless basis, to receive Common Shares. If said number of shares is less than all of the Common Shares purchasable hereunder (after giving effect to the surrender on a cashless basis), the undersigned requests that a new Warrant Certificate representing the remaining balance of such Common Shares be registered in the name of [                    ], whose address is [                    ] and that such Warrant Certificate be delivered to [                    ], whose address is [                    ].

[Signature Page Follows]

Date: [                    ], 2021

(Signature)

(Address)

(Tax Identification Number)

Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED).